Investment Managers Series Trust II

235 West Galena Street

Milwaukee, Wisconsin 53212

July 2, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Investment Managers Series Trust II (File Nos. 333-191476 and 811-22894) Request for Withdrawal of Post-Effective Amendment No. 546

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “Securities Act”), Investment Managers Series Trust II (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 546 (“Amendment No. 546”) to the Trust’s Registration Statement on Form N-1A. Amendment No. 546 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001213900-26-046002) on April 21, 2026 to introduce one new series of the Trust: UMB Active Quality Core Large Cap ETF. No securities have been sold in connection with the filing of Amendment No. 546.

If you have any questions regarding this filing, please contact the undersigned at (626) 385-5777 or diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary